EXHIBIT 3.378
SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
SOUTHCREST, L.L.C.
This Second Amended and Restated Operating Agreement (the “Agreement”) for SouthCrest, L.L.C. (the “Company”), dated February 5, 2001, is execute by Triad South Tulsa Hospital Company, Inc. as the sole member (the “Member”) of the Company, and amends and restates that certain Amended and Restated Operating Agreement, dated April 27, 1999. The Company was formed on February 14, 1997, pursuant to the provisions of the Oklahoma Limited Liability Company Act (the “Act”). The Member hereby agrees that the ownership interests in the Company and capital contributions of the Member are as follows:

Name and Address	Percentage Ownership	Capital Contributions
Triad South Tulsa Hospital	100%	$ 104,431,479
Company, Inc.
13455 Noel Road,
20th Floor
Dallas, Texas 75240
The Member shall not be required to make any additional contribution of capital to the Company, although the Member may from time to time agree to make additional contributions to the Company.
The Company may engage in any lawful business permitted by the Act, including without limitation, acquiring, constructing, developing, owning, operating, leasing, financing, and otherwise dealing with real property and healthcare businesses.
The registered agent of the Company shall be The Corporation Company, and the registered office of the Company shall be located at 735 First National Building, Oklahoma City, Oklahoma 73102. The registered office or the registered agent, or both, may be changed by the Member from time to time upon filing the statement required by the Act.
The term of the Company shall be perpetual.
Prior to the dissolution of the Company, no Member shell have the right to receive any distributions of or return of its capital contribution.
All distributions and all allocations of income, gains, losses and credits shall be made in accordance with the Percentage Ownership of the Member.
The Company shall be managed by the Member. Notwithstanding the foregoing, the Member may from time to time appoint additional managers of the Company for such purposes as the Member may, in its discretion, determine. The Member shall have the exclusive right and full power and authority to manage, control, conduct and operate the business of the Company. The Member shall maintain all books and records required by the Act to be maintained at the address specified above or at any other office designated by the Member.
The Company shall indemnify and hold harmless the Member, and its partners, shareholders, officers, directors, managers, employees, agents and representatives and the partners, shareholders, officers, directors, employees, agents and representatives of such persons to the fullest extent permitted by the Act
This Agreement may be amended solely by the Member. Any such amendment may amend and restate this Agreement in its entirety and may add and/or substitute members and reallocate the Percentage Ownership.
The Member hereby agrees that all other terms of the Company shall be controlled and interpreted in accordance with the Act.
IN WITNESS WHEREOF, the undersigned hereby agrees, acknowledges and certifies that the foregoing Agreement constitutes the Operating Agreement of SouthCrest, L.L.C., adopted by the Member as of the date referenced above.
MEMBER:
TRIAD SOUTH TULSA HOSPITAL COMPANY, INC.
By: /s/ [unreadable]